UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Numbers:	333-85690, 333-103263, 333-106399, 333-107688, 333-123960, 333-160226

OWENS-ILLINOIS GROUP, INC.

(Exact name of registrant as specified in its charter)

One Michael Owens Way

Perrysburg, Ohio 43551-2999

(567) 336-5000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.875% Senior Secured Notes due 2009 issued by Owens-Brockway Glass Container Inc.

Guarantees of 8.875% Senior Secured Notes due 2009

8.750% Senior Secured Notes due 2012 issued by Owens-Brockway Glass Container Inc.

Guarantees of 8.750% Senior Secured Notes due 2012

7.750% Senior Secured Notes due 2011 issued by Owens-Brockway Glass Container Inc.

Guarantees of 7.750% Senior Secured Notes due 2011

8.250% Senior Notes due 2013 issued by Owens-Brockway Glass Container Inc.

Guarantees of 8.250% Senior Notes due 2013

6.750% U.S. Dollar-denominated Senior Notes due 2014 issued by Owens-Brockway Glass Container Inc.

Guarantees of U.S. Dollar- denominated 6.750% Senior Notes due 2014

6.750% Euro-denominated Senior Notes due 2014 issued by Owens-Brockway Glass Container Inc.

Guarantees of Euro-denominated 6.750% Senior Notes due 2014

7.375% Senior Notes due 2016 issued by Owens-Brockway Glass Container Inc.

Guarantees of 7.375% Senior Notes due 2016

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 0

On July 2, 2002, the Securities and Exchange Commission (the “SEC”) declared effective the Registration Statement on Form S-4 (SEC File No. 333-85690) filed by the registrant related to the issuance of (i) 8.875% Senior Secured Notes due 2009 (the “2009 Notes”) by the registrant’s wholly owned subsidiary Owens-Brockway Glass Container Inc. (“OBGC”) and (ii) Guarantees of the 2009 Notes by the registrant and certain of the registrant’s wholly owned domestic subsidiaries (the “2009 Note Guarantees” and, together with the 2009 Notes, the “2009 Securities”) in exchange for senior secured notes and guarantees originally issued in a private offering. The 2009 Securities are no longer outstanding.

On March 13, 2003, the SEC declared effective the Registration Statement on Form S-4 (SEC File No. 333-103263) filed by the registrant related to the issuance of (i) 8.750% Senior Secured Notes due 2012 (the “2012 Notes”) by OBGC and (ii) Guarantees of the 2012 Notes by the registrant and certain of the registrant’s wholly owned domestic subsidiaries (the “2012 Note Guarantees” and, together with the 2012 Notes, the “2012 Securities”) in exchange for senior secured notes and guarantees originally issued in a private offering. The 2012 Securities are no longer outstanding.

On August 8, 2003, the SEC declared effective the Registration Statement on Form S-4 (SEC File No. 333-106399) filed by the registrant related to the issuance of (i) 7.750% Senior Secured Notes due 2011 (the “2011 Notes”) by OBGC and (ii) Guarantees of the 2011 Notes by the registrant and certain of the registrant’s wholly owned domestic subsidiaries (the “2011 Note Guarantees” and, together with the 2011 Notes, the “2011 Securities”) in exchange for senior secured notes and guarantees originally issued in a private offering. The 2011 Securities are no longer outstanding.

On August 12, 2003, the SEC declared effective the Registration Statement on Form S-4 (SEC File No. 333-107688) filed by the registrant related to the issuance of (i) 8.250% Senior Notes due 2013 (the “2013 Notes”) by OBGC and (ii) Guarantees of the 2013 Notes by the registrant and certain of the registrant’s wholly owned domestic subsidiaries (the “2013 Note Guarantees” and, together with the 2013 Notes, the “2013 Securities”) in exchange for senior notes and guarantees originally issued in a private offering. The 2013 Securities are no longer outstanding.

On April 27, 2005, the SEC declared effective the Registration Statement on Form S-4 (SEC File No. 333-123960) filed by the registrant related to the issuance of (i) 6.750% U.S. Dollar-denominated Senior Notes due 2014 (the “USD 2014 Notes”) by OBGC, (ii) Guarantees of the USD 2014 Notes by the registrant and certain of the registrant’s wholly owned domestic subsidiaries (the “USD 2014 Note Guarantees” and, together with the USD 2014 Notes, the “USD 2014 Securities”), (iii) 6.750% Euro-denominated Senior Notes due 2014 (the “EUR 2014 Notes”) by OBGC, and (iv) Guarantees of the EUR 2014 Notes by the registrant and certain of the registrant’s wholly owned domestic subsidiaries (the “EUR 2014 Note Guarantees” and, together with the EUR 2014 Notes, the “EUR 2014 Securities”), in exchange for senior notes and guarantees originally issued in a private offering. The USD 2014 Securities and the EUR 2014 Securities are no longer outstanding.

On August 03, 2009, the SEC declared effective the Registration Statement on Form S-4 (SEC File No. 333-160226) filed by the registrant related to the issuance of (i) 7.375% Senior Notes due 2016 (the “2016 Notes”) by OBGC and (ii) Guarantees of the 2016 Notes by the registrant and certain of the registrant’s wholly owned domestic subsidiaries (the “2016 Note Guarantees” and, together with the 2016 Notes, the “2016 Securities”) in exchange for senior notes and guarantees originally issued in a private offering. The 2016 Securities are no longer outstanding.

Subsequent to the expiration of its obligation to file reports pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the registrant continued as a voluntary filer in order to satisfy contractual obligations under the indentures governing outstanding debt securities issued by certain of the registrant’s subsidiaries.  As of December 11, 2019, these indentures were amended to, among other things, remove the requirement that the registrant file periodic reports with the SEC.

This Form 15 is being filed to notify the SEC of (1) the automatic suspension of the registrant’s reporting obligations pursuant to Section 15(d) of the Exchange Act and (2) the registrant’s election to discontinue the filing of periodic reports with the SEC.

Pursuant to the requirements of the Exchange Act, Owens-Illinois Group, Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OWENS-ILLINOIS GROUP, INC.

Date:	February 21, 2020	By:	/s/ John A. Haudrich
		Name:	John A. Haudrich
		Title:	President and Chief Financial Officer